Exhibit 4.5

Description of Common Stock
UnitedHealth Group Incorporated (the “Company”) has registered its common stock, par value $0.01 per share, under Section 12 of the Securities Exchange Act of 1934, as amended.
The Company is currently authorized under its certificate of incorporation to issue up to 3,000,000,000 shares of the common stock. As of January 31, 2020, 948,573,372 shares of common stock were outstanding.
Each share of common stock has the same relative rights and is identical in all respects to each other share of our common stock.
Holders of shares of common stock are entitled to one vote per share on all matters to be voted on by shareholders. Except with respect to the election of directors, each matter submitted to a vote of shareholders is decided by the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote on that matter. Each director is elected by the vote of the majority of the votes cast with respect to such director, unless the number of director nominees exceeds the number of directors to be elected, in which event directors are elected by a plurality of the votes present and entitled to vote on the election of directors. Shareholders are not entitled to cumulate their votes for the election of directors.
The common stock is not redeemable, has no subscription or conversion rights and does not entitle the holders thereof to any preemptive rights to subscribe for any shares of any class or series of the Company’s capital stock, whether now or hereafter authorized, or for any obligations convertible into shares of any class or series of capital stock, whether now or hereafter authorized. The holders of common stock are entitled to receive such dividends, if any, as may be declared by the Company’s board of directors in its discretion out of funds legally available therefor. Subject to the rights of any preferred stock outstanding, upon liquidation or dissolution of the Company, the holders of common stock are entitled to receive on a pro rata basis all assets remaining for distribution to shareholders.
The Company’s certificate of incorporation and bylaws contain provisions that could have the effect of delaying or deferring a change in control of the Company, including provisions that:
afford the board of directors broad discretion to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of the Company;
provide that any vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, and not by the shareholders; and
establish advance notice requirements for shareholders to nominate candidates for election as directors at any meeting of shareholders or to present any other business for consideration at any meeting of shareholders.
The common stock is listed on the New York Stock Exchange and trades under the symbol “UNH.” EQ Shareowner Services is the transfer agent and registrar for the common stock.
The above description of the common stock is a summary and is subject to and qualified in all respects by reference to the applicable provisions of the Company’s certificate of incorporation and bylaws and the relevant provisions of Delaware law. Copies of the certificate of incorporation and bylaws have been filed with the Securities and Exchange Commission.